5TH AVENUE CHANNEL CORP.
                          3957 NORTHEAST 163RD STREET
                        NORTH MIAMI BEACH, FLORIDA 33160
                                 (305) 947-3010

                                    December 7, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  5th Avenue Channel Corp., formerly known as Tel-Com
          Wireless TV Corporation (the "Company")
          File No. 333-41459

Ladies and Gentlemen:

          The Company respectfully requests withdrawal of its Registration Statement and Post-Effective Amendment No. 2 on Form SB-2 filed on February 12, 1998. Thank you for your assistance.

                                   Sincerely,

                                   /s/ Melvin Rosen
                                   ---------------------------------------------
                                       MELVIN ROSEN
                                       Chairman of the Board and President